

Eduardo Alvarez · 2nd [in]

Founder and CEO at MagNet Analytics, Inc.

Lexington, Massachusetts, United States · 500+ connections ·

Contact info

 MagNet Analytics

 Massachusetts Institute of Technology - Sloan School o...



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Zoe has brilliantly led teams at Stanford University and Google. Now, she is heading...

We welcome Zoe Pedulla to our Team!
wefunder.com • 1 min read
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Our vision of the future of retail. #futureofretail #retailtechnology...

The Future of Retail: Physical, Virtual, and Lots More In Between
Eduardo Alvarez on LinkedIn • 6 min read
15 • 2 comments

a MagNetic love
youtube.com
17 • 3 comm...

Experience


Founder and CEO
MagNet Analytics · Full-time
May 2015 – Present · 5 yrs 10 mos
Lexington, Ma

MagNet is a chain of automated retail kiosks selling products needed on the spot in high-traffic locations not available for traditional retail. MagNet kiosks provide a unique combination of precise information (typically only offered by online shopping) with immediate gratification exactly at the point of need. MagNet has the smallest footprint and highest efficiency in the market, reaching consumers where no one else can.

 🔗 MagNet Story


VP of the V0 Platform
ZoomSystems · Full-time
Jun 2013 – Dec 2014 · 1 yr 7 mos
San Francisco Bay Area

Headed the company's assimilation of the acquisition of VIGIX, Inc. an automated retail technology platform company.


Founder and President
Vigix, Inc.
Jan 2005 – Jul 2013 · 8 yrs 7 mos

As founder and CEO of VIGIX, Eduardo formed critical joint ventures with IDEO and Flextronics, raised $5M of seed and venture capital, and directed the development of the technology and business infrastructure. Eduardo also headed the acquisition process.


Director of Business Development for Spain and Latin America, and Manager in the US.
Altura International, Inc. · Full-time
Jan 2003 – Dec 2004 · 2 yrs
Monterey County, California, United States

Head of business development in Spain and Latin America.


Co-Founder
Connection Engine
2000 – 2002 · 2 yrs

Head or Marketing and Product Development

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Education


Massachusetts Institute of Technology - Sloan School of Management
Masters of Management of Technology, Management, Innovation, Product Development
1999 – 2000
Activities and Societies: Family Chair of MIT Club of Boston

Masters of Management of Technology


Tecnológico de Monterrey
Mechanical and Electrical Engineer, BS
1985 – 1990
Activities and Societies: First prize winner of the ITESM International Entrepreneurial Expo

BS Mechanical and Electrical Engineering

Volunteer experience


Family Chair
MIT CLUB OF BOSTON
Aug 2000 – Aug 2001 · 1 yr 1 mo
Social Services

Organization and coordination of family activities

Skills & endorsements

Entrepreneurship · 42

 Endorsed by **Charlie Cameron** and 3 others who are highly skilled at this

 Endorsed by 3 of Eduardo's colleagues at MagNet Analytics

Start-ups · 39

 Endorsed by **Charlie Cameron** and 2 others who are highly skilled at this

 Endorsed by 4 of Eduardo's colleagues at MagNet Analytics

Business Development · 23

 Endorsed by 3 of Eduardo's colleagues at MagNet Analytics

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Recommendations

Received (0)   **Given (3)**



Ross Elkin
Brand building and profitable business management
July 7, 2013, Eduardo managed Ross directly

I recruited Ross to join my company 4 years ago. I expected his marketing skills, but what he brought to Vigix was much more. He proved to be an astute general manager, taking the lead on planning, business development, sales, and participating fully in finance, operations, and investor and board relations. … See more



Pablo Arellano
Piano Healing Music
September 9, 2011, Eduardo was a client of Pablo's

Paul has great creative talent.

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